Exhibit 97

Policies & Procedures

     EFFECTIVE DATE: October 2, 2023

Title: CLAWBACK POLICY	Supersedes: February 25, 2019	Total Pages: 3

POLICY

This Clawback Policy (this “Policy”), relates to the Company’s right to recover compensation previously paid to specified employees in certain circumstances, including the recovery of Erroneously Awarded Compensation (as defined below) in accordance with Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (“Section 303A.14”), which implements Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Applicable Rules”). This Policy is effective as of October 2, 2023 (the “Effective Date”).

This Policy is applicable to current or former Executive Officers (as defined in 16a-1(f) under the Exchange Act), and such other employees of the Company as may be determined from time to time by the Compensation Committee of the Board of Directors (the “Committee”).

In the event the Company is required, on or after the Effective Date, to prepare an Accounting Restatement, the Company will use reasonable efforts to recover reasonably promptly from each Covered Person, any Erroneously Awarded Compensation that was Received by such Covered Person from the Company during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement (or such other period as may be required by Applicable Rules in the event of a change in the Company’s fiscal year).

This Policy does not apply to Incentive-Based Compensation that was Received before the Effective Date. With respect to any Covered Person, this Policy does not apply to Incentive--Based Compensation that was Received by such Covered Person before beginning service as an Executive Officer.

INTERPRETATION AND ADMINISTRATION

This Policy will be interpreted in a manner that is consistent with the Applicable Rules and any other applicable law and this Policy will otherwise be interpreted in the business judgment of the Committee. All decisions and interpretations of the Committee will be final and binding; provided that such decisions must be consistent with the Applicable Rules.

The Company is not required to recover Erroneously Awarded Compensation under this Policy if a determination is made by the Committee that either (A) after the Company has made and documented a reasonable attempt to recover such Erroneously Awarded Compensation, the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered or (B) recovery of such Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.

The Company will not indemnify any Covered Person against the loss of Erroneously Awarded Compensation and will not pay or reimburse any Covered Person for the purchase of a third-party insurance policy to fund potential recovery obligations.

The Committee will determine the appropriate means of any recovery of Erroneously Awarded Compensation under this Policy, which may vary between Covered Persons or based on the nature of the applicable Incentive-Based Compensation. Such recovery may involve, establishing a deferred repayment plan, setting off against current or future compensation otherwise payable to the Covered Person, or other appropriate means.

The Company may have other rights or remedies available to the Company under any agreement with a Covered Person (such as an equity award agreement) or applicable law, and nothing in this Policy will limit the Company’s right to pursue these rights or remedies.

DEFINITIONS

“Accounting Restatement” means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (A) retrospective application of a change in accounting principle; (B) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) retrospective reclassification due to a discontinued operation; (D) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (E) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Covered Person” means a person who served as an Executive Officer (and any other employee of the Company as may be determined from time to time by the Committee as subject to this Policy) at any time during the performance period for the applicable Incentive-Based Compensation.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation that was Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had the amount of Incentive-Based Compensation been determined based on the restated amounts, computed without regard to any taxes paid by the Covered Person or by the Company on the Covered Person’s behalf. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of (A) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (B) stock price and (C) TSR.

Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the financial reporting measure specified in the applicable Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period or is subject to additional time-based vesting requirements.